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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-   .

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated August 4, 2008, relating to Yucheng Technologies Providing Leading E-Banking Solution to Bank of Ningbo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: August 4, 2008	By:	/s/ Remington Hu
	Name:	Remington Hu
	Title:	Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1. Press release dated August 4, 2008, relating to Yucheng Technologies Providing Leading E-Banking Solution to Bank of Ningbo

Yucheng Technologies Provides Leading E-Banking Solution to Bank of Ningbo

BEIJING, August 4/Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited
(NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, announced today it will provide its industry-leading e-banking solution to the Bank of Ningbo (BoN), a leading, publicly listed city commercial bank. Yucheng’s e-banking platform will replace the bank’s existing system and provide significantly enhanced functionalities and operating efficiencies.

Due to the growth potential and revenue opportunities, Yucheng is actively diversifying into the small and medium-sized banking (SMB) sector. SMBs typically value total solution providers en lieu of a multitude of single-product vendors. As a premium solution provider capable of servicing a wide spectrum of SMB needs, Yucheng has successfully leveraged its brand name, its proven experience and its deep IT knowledge of the banking sector in China to extend its customer base beyond top-tier banks. At present, Yucheng has already established working relationships with many leading regional and city commercial banks in China, including Bank of Beijing, Bank of Shanghai, Hangzhou City Commercial Bank, and Bank of Nanjing.

“We are pleased to have BoN as a new client.” stated Weidong Hong, CEO of Yucheng. With the IPO of many leading city commercial banks, and the introduction of more strategic investors, an increasing number of SMBs have greater access to capital and are making significant investments in IT infrastructure to remain competitive. We expect the percentage of our revenue from SMBs will continue to grow, and we will be able to enjoy more favorable contract terms than those with our tier-one bank customers.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in eighteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

About Bank of Ningbo

Founded in April 1997 with registered capital of RMB 2.05 billion, BoN is among one of the best performing city commercial banks in China. As of June 30, 2008, BoN had USD13 billion in assets and operates 78 branches in Ningbo and Shanghai, two highly affluent cities in China. Listed on the Shenzhen Stock Exchange in July 2007, the Bank was awarded “The Best Chinese City Commercial Bank” by The Chinese Banker magazine in 2006 and 2007.

For further information, please contact:

US:	Mr. Jim Preissler	+1 646 383 4832	jpreissler@yuchengtech.com

Beijing:	Ms. Rebecca Alexander	+1 212 202 1453	investors@yuchengtech.com
+86 10 5913 7998

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.